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                                                                   Exhibit 12.01

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Building One Services
Tender Offer
Ratio of Earnings to Fixed Charges

Net book value per share support                                          For the years ended December 31,
                                                    --------------------------------------------------------------------------------



                                                       1994            1995           1996                1997             1998
                                                    -----------  ---------------  --------------   ---------------------------------

Earnings
Pre-tax income (loss)                                    $ 592           $ (195)          $ 428          $ 1,537         $ 83,583


Interest  expense                                          329              239             224              208            1,054

Rental expense component 1/3                               144              179             187              113            2,538

                                                    -----------  ---------------  --------------   -------------------------------

Total fixed charges                                        473              418             411              321            3,592


Earnings before income taxes and fixed charges           1,065              223             839            1,858           87,175


Ratio of earnings to fixed charges                         2.3 x             -- (1)         2.0 x            5.8 x           24.3 x

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                                                                       For the three months ended
                                                                                March 31,
                                                    --------------   -------------------------------
                                                      Pro Forma                          Pro Forma
                                                        1998               1999             1999
                                                    ------------------------------------------------
Earnings
Pre-tax income (loss)                                    $ 70,442         $ 26,660         $ 14,647

Interest expense                                           43,892               96           10,829
Rental expense component 1/3                                4,441            1,558            1,658
                                                    --------------   --------------  ---------------
Total fixed charges                                        48,333            1,654           12,487

Earnings before income taxes and fixed charges            118,775           28,314           27,134

Ratio of earnings to fixed charges                            2.5 x           17.1 x            2.2 x
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* For purposes of computing the ratio of earnings to fixed charges: (1)
  "earnings" consists of income from continuing operations before income taxes and fixed charges; and (2) "fixed charges" consists of interest, amortization of debt issuance costs, the commitment fee on the unused portion of the credit facility and the estimated interest component of rental expense.

(1) Earnings were inadequate to cover fixed charges for the year ended December 31, 1995 by $195,000.